Independent Auditors' Consent





We consent to the use of our report dated January 10, 2002 on the financial statements of Golf Product Technologies, Inc. (a development stage company) as of December 31, 2001 and from August 9, 2001 (inception) to December 31, 2001 included herein on the registration statement of Golf Product Technologies, Inc. on Form SB-2 and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated January 10, 2002 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit, cash used in operations and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.





SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2002

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